As filed with the Securities and Exchange Commission on June 29, 2005
                                                Registration No. 001-13202
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2004
                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        for the transition period from    to


                         Commission File number: 1-13202

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Nokia Retirement Savings and Investment Plan
          Nokia Holding, Inc.
          6000 Connection Drive
          Irving, Texas 75039

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Nokia Corporation
          Keilalahdentie 4, P.O. Box 226
          FIN-00045 NOKIA GROUP
          Espoo, Finland




================================================================================

                  Nokia Retirement Savings and Investment Plan



                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Report of Independent Accountants                                             5

Financial Statements as of December 31, 2004 and 2003                         6
for the years then ended

Signature Page                                                               13

Index To Exhibits                                                            14

Consent of Independent Auditors                                              15

Nokia Retirement Savings
and Investment Plan (As
Amended and Restated 2001)
Report on Audit of Financial Statements
As of December 31, 2004 and 2003 and
For the Year Ended December 31, 2004

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Contents
--------------------------------------------------------------------------------


                                                                         Page(s)
                                                                         -------

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003..2


Statement of Changes in Net Assets Available for Benefits for the Year Ended
   December 31, 2004...........................................................3

Notes to Financial Statements..............................................4 - 7


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held at End of Year...............8 - 9

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator
   Nokia Retirement Savings and Investment Plan (As Amended and Restated 2001)

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nokia Retirement Savings and Investment Plan (as Amended and Restated
2001) (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
------------------------------
Dallas, Texas USA
June 27, 2005

                              FINANCIAL STATEMENTS


Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003
--------------------------------------------------------------------------------

                                                          2004           2003
                                               ---------------- ----------------
Assets
Investments, at fair value                        387,096,036    $ 313,439,791
Participant loans                                  14,252,708       13,483,718
                                               ---------------- ----------------
                                                  401,348,744      326,923,509
                                               ---------------- ----------------

Receivables
Employer contributions                             11,712,774       10,909,112
Participant contributions                           1,632,363        1,400,966
                                               ---------------- ----------------
                                                   13,345,137       12,310,078
                                               ---------------- ----------------

Liabilities
Accrued expenses                                      119,366          141,620
                                               ---------------- ----------------
Net assets available for benefits               $ 414,574,515    $ 339,091,967
                                               ================ ================




   The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Statement of Changes in Net Assets Available
for Benefits For the Year Ended December 31, 2004
--------------------------------------------------------------------------------

Additions to net assets attributed to
  Investment income
    Net appreciation in fair value of investments                $  15,632,815
    Dividend and interest income                                     3,705,441
                                                                 ---------------
                                                                    19,338,256
                                                                 ---------------

  Contributions:
    Employer                                                        39,608,165
    Participant                                                     42,898,816
    Rollovers                                                        3,544,802
                                                                 ---------------
                                                                    86,051,783
                                                                 ---------------
        Total additions                                            105,390,039
                                                                 ---------------

Deductions from net assets attributed to
  Benefit payments and withdrawals                                  (29,405,024)
  Administrative expenses                                              (502,467)
                                                                 ---------------
        Total deductions                                            (29,907,491)
                                                                 ---------------
        Net increase                                                 75,482,548

Net assets available for benefits
        Beginning of year                                           339,091,967
        End of year                                              $  414,574,515
                                                                 ===============




   The accompanying notes are an integral part of these financial statements.

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Notes to Financial Statements
--------------------------------------------------------------------------------

1. Description of Plan

       The following description of the Nokia Retirement Savings and Investment Plan (as Amended and Restated 2001) (the "Plan") provides only general information. More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the summary plan description, which has been distributed to all Plan participants, and also in the Plan document, which is available to all Plan participants upon request.

     o The Plan is a defined contribution plan that covers eligible employees of Nokia Inc. (the "Company" or "Nokia"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     o The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan's day-to-day administration.

     o Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, individuals identified as interns and cooperatives in the payroll system are not eligible to participate in the Plan.

     o Participant contributions are matched by the Company in cash at the rate of one dollar per dollar up to 6% of the participants' eligible earnings.

     o Each participant's account is credited with the participant's voluntary contributions, the Company's matching and discretionary contributions and Plan earnings.

     o Plan earnings are credited to a participant's account at the rate attributable to the participant's specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan's 401(k) committee.

     o Participants may determine their own investment mix in relation to their particular accounts. Participants have the following core investment options: Nokia Stock Fund, American Express Trust Income Fund III, PIMCo Total Return Fund, Dreyfus Emerging Leaders Fund, AIM (Invesco) Total Return Fund, SSGA S&P 500 Index Fund, Templeton Foreign Fund as well as a mutual fund window comprised of approximately 42 various funds.

     o Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement. The loans, maturing through 2034, are secured by the balance in the participant's account and bear interest at rates that range from 7 percent to 10 percent, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through bi-monthly payroll deductions.

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Notes to Financial Statements
--------------------------------------------------------------------------------

     o    Participants vest in employer contributions as follows:

                                                            Vested
     Number of Years of Service                           Percentage
     ---------------------------------                    ----------

Less than 1 year                                               0%
1 full year                                                   25%
2 full years                                                  50%
3 full years                                                  75%
4 or more full years                                         100%


     o Upon termination of employment for reasons other than disability or death, participants' benefits will be payable as follows (subject to spouses' rights, if any):

          - A participant who was a member of the Plan on December 31, 1988, and the value of whose vested account is more than $5,000, may elect to have benefits paid in a lump-sum payment or as an immediate or deferred annuity.

          - A participant who became a member of the Plan after December 31, 1988, and the value of whose vested account is more than $5,000, may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70 1/2.

          - A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

          - Amounts of Company contributions forfeited by participants are maintained separately by the Plan to pay administration fees and certain investment charges. At December 31, 2004 and 2003, the Plan contained $448,356 and $359,097, respectively, as a result of participant forfeitures.

2.   Plan Termination

     While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA. In the event of Plan termination participants will become 100% vested in their accounts.

3.   Summary of Significant Accounting Policies

     Basis of Presentation
     The financial statements of the Plan are presented on the accrual basis of accounting, except for benefits paid to participants, which are recorded when paid.

     Investment Valuation and Income Recognition
     Investments in securities are valued at quoted market prices on the last business day of the year. Investments in the Nokia Stock Fund are valued at the quoted market prices on the last business day of the year plus cash held in the fund, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Notes to Financial Statements
--------------------------------------------------------------------------------

     Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on the first-in, first-out method. Dividend income is recorded on the ex-dividend date. Interest income is recognized on the accrual basis.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on disposition of assets are determined using historical average cost.

     Plan Expenses
     Expenses incurred by the Plan for audit fees, certain administration fees and certain investment charges are paid by the Plan. All other operating expenses of the Plan are paid by the Company.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4.   Investments

     Investments that individually represent 5% or more of the Plan's net assets, at fair value as of December 31, 2004 and 2003.

                                                        2004            2003
                                                   -------------   -------------

        Nokia Stock Fund                           $ 103,805,823   $ 104,173,701
        American Express Trust Income Fund III        57,451,383      50,011,657
        PIMCO Fund Total Return                       23,642,423      17,118,104
        SSGA Funds S&P 500 Index Fund                 40,102,332      26,483,087
        Templeton Foreign Fund                        21,855,297               -
        Dreyfus Emerging Leaders Fund                 18,828,406               -


      During 2004, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by $15,632,815 as follows:

      Nokia Stock Fund                                             $ (7,417,476)
      Mutual funds                                                   23,050,291
                                                                   -------------
                                                                   $ 15,632,815
                                                                   =============

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Notes to Financial Statements
--------------------------------------------------------------------------------

5.   Tax Status

     The Internal Revenue Service has ruled, in a favorable determination letter dated November 22, 2002, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

     Participant contributions take the form of before-tax contributions and are deferred from federal income taxes. The Plan does not allow for voluntary after-tax contributions for employees working in the United States. Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

6. Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefit.

7. Concentration of Credit Risk

     Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan's investments and accounts receivable.

     At December 31, 2004, approximately 26% of the Plan's assets are invested in the Nokia Stock Fund.

8. Related Party Transactions

     The Plan sold approximately $8,500,000 and $8,100,000 of the Nokia Stock Fund in 2004 and 2003, respectively. In addition, contributions used to purchase the Nokia Stock Fund by the Plan were approximately $18,800,000 and $16,300,000 in 2004 and 2003, respectively. The Nokia Stock Fund is comprised of Nokia American Depository Shares and cash. Shares of Nokia American Depository Shares were bought/sold in the open market at quoted fair market values at the date of purchase/sale.

9. Subsequent Events

     All assets of the plan are held in the Nokia Retirement Savings and Investment Plan which is administered by Wilmington Trust Company (Wilmington), the plan trustee. Effective April 1, 2005, Fidelity Investments Retirement Services Company became the administrator and Fidelity Management Trust Company became the trustee.

                              SUPPLEMENTAL SCHEDULE


Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Schedule H, Line 4i - Schedule of Assets Held at End of Year
--------------------------------------------------------------------------------


     Identity of Issuer, Borrower, Lessor                   Description of              Current
              or Similar Party                                Investment                 Value
----------------------------------------------------    -------------------------  ----------------
AIM Blue Chip Fund                                      Mutual fund                $       432,624
AIM (Invesco) Energy Fund                               Mutual fund                      2,717,022
AIM (Invesco) Financial Services Fund                   Mutual fund                        698,769
AIM (Invesco) Health Sciences Fund                      Mutual fund                      1,263,474
AIM (Invesco) Technology II Fund                        Mutual fund                      1,567,457
AIM (Invesco) Utilities Fund                            Mutual fund                        357,430
AIM (Invesco) Dynamics Fund                             Mutual fund                        834,793
AIM (Invesco) Small Company Growth                      Mutual fund                        417,774
AIM (Invesco) Total Return Fund                         Mutual fund                     14,030,717
American Balanced Fund                                  Mutual fund                      9,537,636
American Century Value Investors Fund                   Mutual fund                      1,505,623
American Century Income & Growth Investors Fund         Mutual fund                        798,719
American EuroPacific Growth Fund                        Mutual fund                      4,840,005
American Fundamental Investors                          Mutual fund                        832,606
American Washington Mutual Fund                         Mutual fund                      2,978,547
American Express Growth Y Fund                          Mutual fund                     12,554,213
American Express Trust Income Fund III                  Mutual fund                     57,451,383
Baron Asset Fund                                        Mutual fund                      6,608,630
Baron Growth Fund                                       Mutual fund                      5,042,096
Clearing account                                        Money market                       556,733
Dreyfus Founders Discovery Fund                         Mutual fund                        644,888
Dreyfus Emerging Leaders Fund                           Mutual fund                     18,828,406
Federated Growth Strategies Fund                        Mutual fund                        368,973
Federated Stock Fund                                    Mutual fund                        383,227
Fidelity Diversified International Fund                 Mutual fund                      4,774,077
Fidelity Dividend Growth Fund                           Mutual fund                      8,236,879
Fidelity Value Fund                                     Mutual fund                      4,951,553
Hewitt Service Trust Money Market Fund                  Money market                        61,226
Growth Fund of America                                  Mutual fund                      4,112,999
Janus Balanced Fund                                     Mutual fund                      2,297,829
Janus Fund                                              Mutual fund                      1,459,248
Janus Small Cap Value Fund                              Mutual fund                      2,276,769
Janus Overseas Fund                                     Mutual fund                        522,938
Janus Twenty Fund                                       Mutual fund                      2,001,812
Janus Worldwide Fund                                    Mutual fund                        538,592

Nokia Retirement Savings and Investment Plan
(As Amended and Restated 2001)
Schedule H, Line 4i - Schedule of Assets Held at End of Year
--------------------------------------------------------------------------------

     Identity of Issuer, Borrower, Lessor                   Description                 Current
              or Similar Party                               Investment                  Value
----------------------------------------------------    -------------------------  ----------------
MFS Capital Opportunities Fund                          Mutual fund                      460,935
MFS Massachusetts Growth Investors Fund                 Mutual fund                      775,089
MFS New Discovery Fund                                  Mutual fund                      425,696
Nokia Stock Fund*                                       Stock fund                   103,805,823
Nueberger Berman Genesis Fund                           Mutual fund                    8,615,069
PIMCO Total Return Fund                                 Mutual fund                   23,642,423
PIMCO Small Cap Value                                   Mutual fund                    3,133,459
Putnam Europe Growth A Fund                             Mutual fund                      166,484
Scudder Latin America Fund                              Mutual fund                      922,816
Scudder High Return                                     Mutual fund                    3,159,029
Sound Shore Fund                                        Mutual fund                    1,248,972
SSGA Emerging Markets A Fund                            Mutual fund                    1,551,373
SSGA S&P 500 Index Fund                                 Mutual fund                   40,102,332
Templeton Foreign Fund                                  Mutual fund                   21,855,297
Turner Small Cap Growth Fund                            Mutual fund                      745,572

Participant loans                                       Interest rates varying        14,252,708
                                                        between 7% and 10%;
                                                        maturing through 2034.
                                                                                  ------------------
                                                                                  $  401,348,744
                                                                                  ==================
* Party-in-interest

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   Nokia Retirement Savings and Investment Plan



Date:  June 28, 2005               By:   /s/ Linda Fontenaux
                                       -------------------------------
                                   Name: Linda Fontenaux
                                   Title:   Plan Administrator

                                INDEX TO EXHIBITS



Exhibit No.     Exhibit                                              Page Number

23              Consent of PricewaterhouseCoopers LLP,                    12
                Independent Auditors.